Bill Huo Shareholder Becker & Poliakoff, P.A. 45 Broadway, 17th Floor New York, NY 10006 Email: bhuo@beckerlawyers.com Phone: 212 599 3322

December 5, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street NE

Washington, DC 20549

Attention:	Ms. Babette Cooper
Mr. Wilson Lee
Ms. Isabel Rivera
Mr. Jeffrey Gabor

Re:	XFLH Capital Corporation
Registration Statement on Form S-1
Submitted September 29, 2025
File No. 333-290588

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated December 2, 2025, to Mr. Yanzhe Yang, Chief Executive Officer of XFLH Capital Corporation a Cayman Islands company (the “Company”). On behalf of our client, and as requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are providing this letter setting forth our response the comment received from the Staff regarding the Registration Statement on Form S-1 of the Company filed on September 29, 2025, (the “Registration Statement”) and amending the Registration Statement to include revised disclosure to address the Staff’s comments (“Amendment No. 1”).

For your convenience, we have set forth the Staff’s comments in bold italics, followed by our response, as follows:

Registration Statement on Form S-1 filed September 29, 2025

Cover Page

1.	Please revise your compensation tables here and throughout your prospectus to disclose each individual who may receive compensation. In this regard, we note your disclosure in the seventh paragraph regarding payments to be received by your officers and directors. Refer to Items 1602(a)(3) and 1603(a)(6) of Regulation S-K.

In response to the Staff’s comment, we respectfully note that we have revised our compensation tables on the cover page and throughout the prospectus to include disclose the compensation in which each individual director and officer may receive. The revisions are made specifically on the cover page as well as page 5 and page 155.

Summary, Page 1

2.	We note your statement on page 2 that your officers and directors are not required to obtain permissions or approvals from PRC government authorities. Please expand your disclosure to describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, we respectfully note that we have revised page 2 and page 60 to expand the disclosure of the potential consequences if any of the aforementioned scenarios happens.

Dilution, Page 44

3.	We note that your calculations assume that you will not issue ordinary shares and convertible equity or debt securities in connection with any additional financing you seek in connection with your initial business combination. Please revise your disclosure to address the likelihood you will need to do so given that you intend to acquire one or more businesses with total enterprise values greater than the net proceeds of your offering and the sale of the private placement units.

In response to the Staff’s comment, we respectfully note that we have revised page 44 and page 108 to address the likelihood that the Company would have to issue such securities in the future.

We believe that our revisions have addressed all of the Staff’s concerns of which we are aware. Should you have additional questions regarding the information contained herein or in the Registration Statement, please contact the undersigned at Bill Huo, Esq., bhuo@beckerlawyers.com, or Michael Goldstein, Esq. at mgoldstein@beckerlawyers.com or Fiona Wu, Esq., fwu@beckerlawyers.com.

Very truly yours,

By:	/s/ Bill Huo
Name:	Bill Huo

cc:	Yanzhe Yang, Chief Executive Officer
Michael Goldstein, Esq. Fiona Wu, Esq.